September 20, 2024

Richard D. Fairbank
Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

       Re: Capital One Financial Corporation
           Amendment No. 2 to Registration Statement on Form S-4
           Response dated September 3, 2024
           File No. 333-278812
Dear Richard D. Fairbank:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Response Dated September 3, 2024
Amendment No. 2 to Registration Statement on Form S-4
Recent Developments
Discover Card Misclassification, page 17

1. We note the response to prior comment 3 discussing the control deficiencies identified in
       connection with Discover   s card product misclassification matter.
Please respond to the
       following:
           The response indicates that Discover management determined that there was a design deficiency in internal controls over financial reporting in that Discover did not have a control to review that cards issued by Discover Bank were appropriately
           tiered in compliance with the Program Documents.    Please clarify
if only a single
           design deficiency was identified, and if the deficiency relates to all cards issued and the tiering of such cards. If so, please provide additional information to support
           Discover's conclusion or otherwise explain in further detail all the control deficiencies
 September 20, 2024
Page 2

           identified.
             The evaluation of the control deficiency does not discuss (i) the potential magnitude of the error, as it appears Discover's analysis is primarily focused on the actual size of the errors identified and (ii) the consideration of qualitative factors in evaluating the severity of the control deficiency. Please provide us with an analysis that considers these components.
             The response indicates that there are other mitigating factors and compensating controls that could identify and prevent a material misstatement in the merchant discount and interchange revenue line item. Please provide a detailed response describing these controls including the level of precision at which they operate.
             Please tell us whether Discover's Independent Registered Public Accounting Firm
           evaluated the assessment of the severity of the control deficiency and if so, explain whether they agree with the assessment and conclusions reached.
             Please provide us with a detailed analysis as to how Discover evaluated whether a deficiency exists within the entity level control components of the Committee of
           Sponsoring Organization of the Treadway Commission (COSO) Internal Control
           Integrated Framework (2013) such as risk assessment, monitoring, etc.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Brandon C. Price